CALLAWAY GOLF COMPANY

2180 Rutherford Road

Carlsbad, CA 92009

(760) 931-1771

July 23, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Juan Migone, Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Callaway Golf Company

Form 10-K for the Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-10962

Dear Mr. Migone:

We are in receipt of your letter dated June 27, 2007, pursuant to which you requested a response to the comments provided by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Callaway Golf Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Annual Report”). We have set forth below our responses to the Staff’s comments. For ease of reference, we have used the same sequential numbering of the Staff’s comments as was used in your June 27, 2007 letter and have reiterated the Staff’s comments immediately prior to the related responses.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 24

Staff Comment:

1.	Your discussion of critical accounting policies and estimates should not replicate the notes to the financial statements. In this regard, please revise your critical accounting estimates disclosure to specifically address why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates as well as how accurate the estimates or assumption have been in the past. For example, you should revise your disclosures to discuss the uncertainties in your warranty reserve calculation process and how you ensure that those uncertainties are mitigated. Please refer to the guidance in Section V of FR-72 (Release No. 33-8350)

Response:

We respectfully acknowledge the Staff’s comment. In the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, to the extent material, the Company will provide additional disclosure regarding its critical accounting policies and estimates to address further why the Company’s accounting estimates or assumptions bear the risk of change, how the Company arrived at the estimates and how accurate the estimates and assumptions have been in the past.

Results of Operations, page 28

Staff Comment:

2.	Based on your segment disclosures on page F-37, the Golf Balls segment incurred losses of $6.396 million, which represents over 18% of you total net income and appears to be material. Additionally, per review of your Form 10-Q for the quarter ended March 31, 2007, net income for this segment has decreased as compared to the first quarter of the prior year. In this regard, since your results of operations disclosures focus primarily on net sales per operating segment and do not address segment profitability or trends, we believe you should revise your MD&A to provide a discussion of segment information. See the last sentence of the first paragraph of Item 303(a) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, the Company will provide in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) additional disclosure regarding its operating segments.

Staff Comment:

3.	Please revise the “Overview” section of your MD&A to discuss the fact that your business has two operating segments and only one of which generates substantial profits. We suggest that you present a table, similar in format to the table in Note 16 to your financial statements, which would show the relative contribution by each of your two operating segments to your overall consolidated pre-tax income/(loss). It should be noted that your golf ball segment contributes losses even before giving any effect to a significant amount of unallocated overhead expenses.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, the Company will provide in its Overview section of MD&A additional disclosure regarding its operating segments.

Staff Comment:

4.	Based on your disclosures on page 9, your products’ life cycles are relatively short. Additionally, your operational results vary significantly based on your product mix. Due to those facts, as well as the overall nature of your business, it appears that a discussion of inventory turnover and its effect on cash flows should be included in your liquidity disclosures.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, the Company will provide in its discussion of liquidity additional information concerning the effect changes in inventory have on the Company’s cash flows.

Staff Comment:

5.	Your sales significantly decreased from the second to the fourth quarter. In this regard, please consider revising your MD&A to include a more detailed discussion of seasonal trends and variations in sales. See question 1 in Topic 13(B) of the Staff Accounting Bulletins.

Response:

We respectfully acknowledge the Staff’s comment. In future filings, the Company will provide additional disclosure in MD&A regarding the seasonality of sales.

Staff Comment:

6.	According to your disclosures on page 35, the increase in your inventory balance on December 31, 2006 was a result of three premium priced drivers that are included in our 2007 product line and pre-launch inventories build up. In this regard, please provide us with a detailed discussion of the underlying causes for the increase in your first quarter inventory balance (post product launch).

Response:

The Company’s sell-in of products for the new golf season occurs during the first and second quarters. The Company’s buildup of inventory for the new golf season continues through the first quarter and into the second quarter at the same time the Company is conducting the initial sell-in. It is consistent with the seasonality of the Company’s business that inventory is higher at the end of the first quarter compared to year-end. For example, the inventory balance of $270.6 million at March 31, 2007 was $5.5 million higher than the inventory balance of $265.1 million at December 31, 2006 and the inventory balance of $247.4 million at March 31, 2006 was $5.8 million higher than the inventory balance of $241.6 million at December 31, 2005. In future filings, the Company will provide additional disclosure in MD&A regarding the seasonality of its business.

Item 8 – Financial Statements

Notes to the consolidated financial statements

General

Staff Comment:

7.	You started operating your online store during the 2006 fiscal year. In this regard, please tell us and disclose the accounting treatment applied to any significant software costs or web-site development costs citing any accounting literature you have relied upon, if applicable. Refer to SFAS No. 86, EITF No. 00-2, and/or SOP No. 98-1.

Response:

We respectfully acknowledge the Staff’s comment. The development of the Company’s online store was based upon existing Callaway Golf Company information technology. As a result, there were no material software or website development costs incurred or disclosed.

Staff Comment:

8.	If material, please revise your notes to the financial statements to include your accounting methodology for your gift cards program.

Response:

We respectfully acknowledge the Staff’s comment. The Company’s gift card program is relatively new and is not material to the Company’s business. Gift card sales in 2006 accounted for less than 0.5% of the Company’s net sales. If the gift card sales (or related breakage) become material to the Company’s business, the Company will make appropriate disclosures in future filings.

Staff Comment:

9.	It appears that you may have certain promotional sales programs. As such, please provide us with a detailed analysis of your major promotional sales, rebate and return programs. Additionally, you should revise the discussion of critical accounting policies and estimates within MD&A, as well as the notes to the financial statements, to include your accounting methodology for these programs. Further, consider revising your discussion of liquidity and capital resources to include a discussion of the pricing or discounts provided to your vendors on a seasonal basis and its effect on your liquidity.

Response:

We respectfully acknowledge the Staff’s comment. The Company has various sales programs, including a Preferred Retailer Program (“PRP”). This program offers longer fixed payment terms during the initial sell-in period, as well as potential rebates and discounts, for participating retailers in exchange for providing certain benefits to the Company, including the maintenance of agreed upon inventory levels, prime product positioning and retailer staff training. Under this program, qualifying retailers earn either discounts or rebates based upon the amount of product purchased. A retailer must qualify for this program. Discounts are applied and recorded at the time of sale. For rebates, the Company accrues an estimate of the rebate at the time of sale and the rebate is generally paid out after year-end. The estimate is based on the historical level of purchases, adjusted for any factors expected to affect the current year purchase levels. The estimated year-end rebate is adjusted quarterly as necessary. The amount of rebates paid out under this program for 2006 was less than 1% of the Company’s net sales consistent with management’s estimates.

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, the Company will provide additional disclosure regarding its accounting methodology for the PRP within the critical accounting policy discussion in MD&A as well as the notes to its financial statements. The Company does not believe that this program has a material effect on changes in the Company’s liquidity.

The Company’s other promotional sales, rebate and return programs, individually and in the aggregate, generally have not had a material effect on the Company’s financial statements.

Staff Comment:

10.	Please provide us with a description of and consider the need to revise your filing to disclose, your accounting methodology for the Trade in! Trade Up! program.

Response:

We respectfully acknowledge the Staff’s comment. The Company’s Trade In! Trade Up! Program (the “TITU Program”) generally provides consumers the opportunity to trade in certain qualifying used golf clubs at authorized retailers (at the discretion of the retailer) in exchange for a credit towards the purchase of new Callaway Golf equipment. The retailer has the option of selling the used clubs at its store or selling the used clubs to Callaway Golf Interactive, Inc. (“CGI”), which is a wholly-owned subsidiary of Callaway Golf Company. The retailer sells the clubs to CGI at the current value established and published by CGI from time to time (the “Purchase Price”).

lf the retailer elects to sell the used club through its store, there are no accounting implications for Callaway Golf Company. If the retailer elects to sell the used club to CGI, then CGI records in inventory the Purchase Price for the used club. CGI sells the used club through its pre-owned website at selling prices in excess of the Purchase Price.

The TITU Program is not material to the Company’s business. Sales in 2006 of the used clubs acquired under the TITU Program accounted for less than 1.0% of the Company’s net sales. If the TITU Program becomes material to the Company’s business, the Company will make appropriate disclosures in future filings.

Acknowledgment

As requested, the company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its 2006 Annual Report;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2006 Annual Report; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Lynch at (760) 804-4056 if you have any further questions or require any further information.

Very truly yours,

/s/ Bradley J. Holiday
Bradley J. Holiday
Senior Executive Vice President and Chief Financial Officer